Exhibit 99.1
Shinhan Financial Group submitted a ‘Shinhan Financial Group CSR Report 2018’ to Korea Exchange

On May 31, 2019, Shinhan Financial Group submitted a ‘Shinhan Financial Group CSR (Corporate Social Responsibility) Report 2018’ to Korea Exchange. The report is available at our website (www.shinhangroup.com).

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